

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 17, 2016

Jonathan C. Clark
Chief Financial Officer
Encore Capital Group, Inc.
3111 Camino Del Rio North, Suite 103
San Diego, California 92108

> **Re:** **Encore Capital Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 000-26489**

Dear Mr. Clark:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Collections by Channel and Geographic Location, page 39

1. We note the table presenting collections by channel and geographic location on page 39. In future filings, please enhance Management's Discussion and Analysis of Financial Condition and Results of Operations to include a description of each of these collection channels (i.e., legal collections, collection sites and collection agencies) and explain how these channels relate to your discussion on page 5 describing your portfolio purchasing and recovery collection approach. In addition, please discuss any material risks, opportunities or trends associated with each of these collection channels.

Non-GAAP Disclosure, page 42

2. We note that your non-GAAP measure, adjusted EBITDA, excludes amounts applied to principal on receivables portfolios. In future filings, please clearly describe the nature of this adjustment and the underlying reasons why excluding these amounts are relevant. Also, please confirm that this adjustment is included in your debt covenants.

3. We note that your non-GAAP measures exclude settlement fees and related administrative expenses. In future filings, please clearly describe the nature of this adjustment and the underlying reasons why excluding these amounts are relevant. Also, please confirm that this adjustment is included in your debt covenants.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk, page 68

4. In future filings, please revise your foreign currency exchange rate risk disclosures to include quantitative information in one of the formats outlined in Item 305(a)(i) through (iii) of Regulation S-K. Alternatively, tell us how your current disclosure complies with this requirement.

Financial Statements

Note 1: Ownership, Description of Business, and Summary of Significant Accounting Policies – Translation of Foreign Currencies, page F-7

5. In future filings, please provide an analysis of the changes in the cumulative translation adjustment, as appropriate, consistent with the guidance in ASC 830-30-45-18 through 20.

Note 14: Segment Information, page F-38

6. In future filings, please disclose revenues from the United States and from all foreign countries in total. If revenues attributed to an individual foreign country are material, disclose those revenues separately. You may wish to provide, in addition to this information, subtotals of geographic information about groups of countries. Refer to ASC 280-10-50-41.

7. In future filings, to the extent they are material, please disclose the amount of long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets located in the United States and from all foreign countries in total. If assets in an individual foreign country are material, disclose those assets separately. You may wish to provide, in addition to this information, subtotals of geographic information about groups of countries. Refer to ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services